UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jilei Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 49,113,118 ordinary shares. See Item 4.
	7	Sole Dispositive Power 120,000 ordinary shares. See Item 4.
	8	Shared Dispositive Power 49,113,118 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,233,118 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.1%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Wjl Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 49,113,118 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 49,113,118 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,113,118 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.1%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

ZTO Express (Cayman) Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Item 2(a).	Name of Person Filing:

Jilei Wang

Zto Wjl Holding Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Jilei Wang
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People’s Republic of China

Zto Wjl Holding Limited
Sea Meadow House, P.O. Box 116

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

Jilei Wang – People’s Republic of China

Zto Wjl Holding Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP No.:

G9897K 105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole Power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Jilei Wang	49,233,118	(2)	6.1%	0	49,113,118	(2)	120,000	(2)	49,113,118	(2)
Zto Wjl Holding Limited	49,113,118	(3)	6.1%	0	49,113,118	(3)	0		49,113,118	(3)

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 808,448,289 outstanding ordinary shares as a single class, being the sum of 602,348,289 Class A Ordinary Shares (excluding (i) 6,811,546 Class A Ordinary Shares issued and reserved for the purpose of the Issuer’s employee share holding platform, all shareholder rights attaching to which shares have been waived by the holder thereof, and (ii) the Issuer’s repurchase of 11,683,474 Class A Ordinary Shares in the form of American depositary shares (“ADSs”)) and 206,100,000 Class B ordinary shares, par value of $0.0001 per share, of the Issuer (“Class B Ordinary Shares”) outstanding as of December 31, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)	Includes (i) 42,120,000 Class A Ordinary Shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, (iii) 1,793,118 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited, 206,488 of which were vested from restricted share units held by Mr. Jilei Wang, and (iv) 120,000 Class A Ordinary Shares held by Zto Es Holding Limited. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang has the power to direct the disposition of those 120,000 Class A Ordinary Shares held by Zto Es Holding Limited. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)	Includes (i) 42,120,000 Class A Ordinary Shares held by Zto Wjl Holding Limited and (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, and (iii) 1,793,118 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited, 206,488 of which were vested from restricted share units held by Mr. Jilei Wang.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 13, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

Jilei Wang
/s/ Jilei Wang

Zto Wjl Holding Limited
By:	/s/ Jilei Wang
Name:	Jilei Wang
Title:	Director

[Signature Page to Schedule 13G/A]